UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

PHOTOMEDEX, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

719358400
(CUSIP Number)

Michele Pupach

PhotoMedex, Inc.

2300 Computer Drive, Bldg G

Willow Grove, PA 19090

(215) 619-3600

with a copy to

Louis A. Bevilacqua, Esq.

BEVILACQUA PLLC

1629 K Street, NW, Suite 300

Washington, DC 20006

(202) 869-0888 (ext. 100)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

SCHEDULE 13D

CUSIP No.	719358400

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lewis C. Pell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
424,064 [1]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
424,064
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
424,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

1 Includes 23,000 shares issuable upon the exercise of warrants.

SCHEDULE 13D

CUSIP No.	719358400

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yoav Ben-Dror
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
310,685 [2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
310,685
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
310,685
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

2 Includes 11,500 shares issuable upon the exercise of warrants.

SCHEDULE 13D

CUSIP No.	719358400

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dolev Rafaeli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
170,375 [3]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
170,375
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
170,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

3 Includes 20,600 shares issuable upon the exercise of vested options.

SCHEDULE 13D

CUSIP No.	719358400

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dennis M. McGrath
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
78,768 [4]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
78,768
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

4 Includes 27,490 shares issuable upon the exercise of vested options.

SCHEDULE 13D

CUSIP No.	719358400

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Katsumi Oneda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
265,033
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
265,033
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
265,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

SCHEDULE 13D

CUSIP No.	719358400

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stephen P. Connelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,305 [5]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,305
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

5 Includes 167 shares issuable upon the exercise of vested options.

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of PhotoMedex, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 2300 Computer Drive, Bldg. G, Willow Grove, PA 19090.

Item 2.  Identity and Background

(a)-(c) This statement is being filed jointly on behalf of (i) Lewis C. Pell (“Pell”), (ii) Yoav Ben-Dror (“Ben-Dror”), (iii) Dolev Rafaeli (“Rafaeli”), (iv) Dennis M. McGrath (“McGrath”), (v) Katsumi Oneda (“Oneda”), and (vi) Stephen P. Connelly (“Connelly”, and together with Pell, Ben-Dror, Rafaeli, McGrath and Oneda, the “Reporting Persons” and each, a “Reporting Person”).

Pell is the Non-Executive Chairman of the Board of Directors of the Issuer; Ben-Dror is the Non-Executive Vice Chairman of the Board of Directors of the Issuer; Rafaeli is the Chief Executive Officer and a Director of the Issuer; McGrath is the President, Chief Financial Officer and a Director of the Issuer; and Connelly is a Director of the Issuer. The principal occupation of Oneda is business person.

The principal business address of each of the Reporting Persons other than Oneda is c/o Photomedex, Inc., 2300 Computer Drive, Bldg. G, Willow Grove, PA 19090. Oneda’s residence address is 33 Stone Tower Drive, P.O. Box 423, Alpine, NJ 07620.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Pell, McGrath, Oneda and Connelly are citizens of the United States of America. Ben-Dror and Rafaeli are citizens of the State of Israel.

Item 3.  Source and Amount of Funds or Other Considerations

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement (as defined below) described in Item 4 of this statement, the Reporting Persons, by virtue of having executed the Voting Agreement and acting together in accordance with the terms of the Voting Agreement, are deemed to have formed a group for purposes of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such group is deemed to have acquired beneficial ownership of the Subject Shares (as defined below).

No payments were made by or on behalf of any of the Reporting Persons in connection with the execution of the Voting Agreement by them, and none of the Reporting Persons purchased any additional shares of the Issuer in connection with his entering into the Voting Agreement.

In accordance with Securities and Exchange Commission (the “Commission”) interpretations of the relevant rules under the Exchange Act, the formation of the group under Rule 13d-5(b) as a result of the Reporting Persons having executed the Voting Agreement does not result in the attribution of beneficial ownership to each of the Reporting Persons of the securities beneficially owned by any of the other Reporting Persons.

Item 4.  Purpose of Transaction

The Interest Contribution Agreement

On March 31, 2017, the Issuer and its newly-formed, wholly-owned subsidiary FC Global Realty Operating Partnership, LLC, a Delaware limited liability company (the “Acquiror”) entered into an Interest Contribution Agreement (the “Contribution Agreement”) with First Capital Real Estate Operating Partnership, L.P., a Delaware limited partnership (the “Contributor”), and First Capital Real Estate Trust Incorporated, a Maryland corporation and parent of the Contributor (“First Capital”), under which the Contributor may contribute certain real estate assets to the Acquiror in a series of three installments no later than December 31, 2017. In exchange, the Contributor will receive shares of the Issuer’s Common Stock and newly designated Series A Convertible Preferred Stock as described in the Contribution Agreement. Capitalized terms used in this Item 4 and not otherwise defined herein have the respective meanings given to them in the Contribution Agreement.

The Contribution Agreement provided for a due diligence right of termination by either party, which expired on April 20, 2017, without either party having elected to terminate.

As promptly as possible following, and as a result of, the closing of the initial transaction described in the Contribution Agreement, the Issuer is required file a proxy statement and hold a special meeting (the “Special Meeting”) of its stockholders to authorize and approve, among other things, the issuance to the Contributor or its designee or designees the Issuer’s shares in exchange for the assets contributed by the Contributor to the Acquiror.

The Voting Agreement

On March 31, 2017, the Reporting Persons and the Contributor entered into that certain Shareholder Voting Support and Confidentiality Agreement (the “Voting Agreement”) pursuant to which the Reporting Persons have agreed to, among other things, vote at the Special Meeting in favor of (i) the adoption of the Contribution Agreement and the transactions contemplated by the Contribution Agreement, if such a proposal is presented for a vote at a Special Meeting, and (ii) any proposal seeking approval for the issuance to the Contributor or its designees of Common Stock of the Issuer (or securities convertible into or exercisable for Common Stock of the Issuer) equal to twenty percent (20%) or more of the common stock or twenty percent (20%) or more of the voting power outstanding before the issuance, at any meeting of the stockholders of the Issuer prior to the termination of the Voting Agreement. The Reporting Persons have the power to vote in the aggregate approximately 26.8% of the voting power of the issued and outstanding shares of capital stock of the Issuer, represented by 1,167,770 shares of Common Stock (the “Subject Shares”).

The Voting Agreement, and all the rights and obligations of the parties thereunder, may be terminated upon the earliest to occur of (i) the termination of the Contribution Agreement in accordance with its terms, (ii) the later of (A) the date of the last closing of the transactions described in the Contribution Agreement or (B) the first Business Day following the date of the approval by the stockholders of the Issuer of the full issuance of Transaction Shares having voting rights in excess of 20% to First Capital or its stockholders or Affiliates, (iii) upon the earlier of (1) 14 days written notice by a Reporting Person to the Issuer and First Capital or (2) the day preceding the initial date of the meeting of the stockholders of the Issuer called to vote on the adoption of the Contribution Agreement, following any modification, waiver or amendment of the Contribution Agreement that has a materially adverse effect on (x) the value of (A) the Subject Securities following the closing of the transactions described in the Contribution Agreement or (B) the consideration to be paid to such Reporting Person pursuant to the Contribution Agreement, or (y) the date of the closing of the transactions described in the Contribution Agreement, and (iv) by mutual written consent.

The foregoing descriptions of the Contribution Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Contribution Agreement and the Voting Agreement are referenced herein as Exhibits 99.2 and 99.3, respectively, and are incorporated by reference into this Item 4.

Item 5.  Interest in Securities of the Issuer

(a)	The information relating to the beneficial ownership of the Subject Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith were calculated based on 4,361,094 shares of Common Stock outstanding as of March 31, 2017, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Commission on March 31, 2017.

(b)	Each of the Reporting Persons has sole voting and disposition power with respect to the Subject Shares beneficially owned by him. Although the Reporting Persons are deemd to have formed a group for purposes of Rule 13d-5(b) under the Exchange Act by virtue of having entered into the Voting Agrrment, none of the Reporting Persons shares voting or disposition powers with respect to any of the Subject Shares owned by any other of the Reporting Persons.

(c)	None of the Reporting Persons has had any transactions in the Common Stock of the Issuer within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 above, to the best of the knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons, and any person with respect to any securities of the Issuer, including, without limitation, with respect to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over such securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description

99.1*	Joint Filing Agreement, dated May 1, 2017, by and among Lewis C. Pell, Yoav Ben-Dror, Dolev Rafaeli, Dennis M. McGrath, Katsumi Oneda and Stephen P. Connelly

99.2**	Interest Contribution Agreement, dated March 31, 2017, by and among First Capital Real Estate Trust Incorporated, First Capital Real Estate Operating Partnership, L.P., the Registrant, and FC Global Realty Operating Partnership, LLC

99.3***	Shareholder Voting Support and Confidentiality Agreement, dated March 31, 2017, by and among First Capital Real Estate Operating Partnership, L.P., Lewis C. Pell, Yoav Ben-Dror, Dolev Rafaeli, Dennis M. McGrath, Katsumi Oneda and Stephen P. Connelly

*	Filed as part of the signature page immediately below.
**	Incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Registrnt with the Securities and Exchange Commission on April 3, 2017.
***	Incorporated by reference to Exhibit G to Exhibit 10.1 of the Form 8-K filed by the Registrant with the Securities and Exchange Commission on April 3, 2017.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below, each referred to as a “Joint Filer,” agree to the joint filing on behalf of each of them of this statement on Schedule 13D with respect to the Subject Shares. Each of the Joint Filers agrees that this joint filing may hereafter be amended by further joint filings. Each of the Joint Filers states that he satisfies the requirements for making a joint filing under Rule 13d-1.

Dated: May 1, 2017

STOCKHOLDERS:

/s/Lewis C. Pell
Lewis C. Pell

/s/Yoav Ben-Dror
Yoav Ben-Dror

/s/Dolev Rafaeli
Dolev Rafaeli

/s/Dennis M. McGrath
Dennis M. McGrath

/s/Katsumi Oneda
Katsumi Oneda

/s/Stephen P. Connelly
Stephen P. Connelly

EXHIBIT INDEX

Exhibit Number	Exhibit Name

99.1*	Joint Filing Agreement, dated as of May 1, 2017, by and among Lewis C. Pell, Yoav Ben-Dror, Dolev Rafaeli, Dennis M. McGrath, Katsumi Oneda and Stephen P. Connelly

* Filed as part of the signature page immediately above.